December 13, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenn Do

Vanessa Robertson

Daniel Crawford

Tim Buchmiller

Re:	Kyverna Therapeutics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted November 9, 2023

CIK No. 0001994702

Ladies and Gentlemen:

On behalf of our client, Kyverna Therapeutics, Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated November 21, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on November 9, 2023.

Concurrent herewith, the Company has filed via EDGAR its Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Second Amended DRS”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Second Amended DRS. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Second Amended DRS.

Amendment No. 1 to Draft Registration Statement submitted November 9, 2023

Prospectus Summary

Overview, page 1

1.

We note your response to comment 1 and reissue. Your disclosure on page 1 stating KYV-101 is “based on a [CAR] that has completed a 20-patient Phase 1 trial in oncology conducted by the National Institutes of Health” makes it appear that

KYV-101 may not be the same product candidate used by the NIH in its Phase 1 trial. Please revise to disclose what technology you have developed versus what technology you have in-licensed. To the extent KYV-101 and the NIH product candidate differ, revise to disclose why it is appropriate to discuss the results from the NIH Phase 1 trial to support your proof of concept.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 4, 116 and 119 of the Second Amended DRS in response to the Staff’s comment.

2.

We note your disclosure that the differentiated properties of KYV-101, which was designed with a fully human single-chain fragment variable, are critical for the potential success of CAR T cells as autoimmune disease therapies, and we note your disclosure that you believe that the favorable profile of KYV-101 has the potential to be critical for the application of CAR T-cell therapies in indications such as autoimmune diseases. In this regard, we note your inclusion of data from the Schett Group case series and the disclosure on page 134 that patients with autoimmune diseases have been observed to tolerate treatment with CAR T-cell therapies without experiencing the Grade 3 and above CRS and ICANS adverse events seen in oncology trials. If known, explain the understanding of the tolerability of CAR T-cell therapy in patients with autoimmune diseases. For example, if in patients with B cell malignancies, where patients presumably have higher B cell counts, the higher proportion of CRS and ICANS can be explained by a higher number of B cells being depleted by the treatment than would be the case in autoimmune patients, please clarify the competitive advantage of your fully human single-chain fragment variable, or explain what other differentiated properties, or other aspects of the favorable profile, of KYV-101 provide you with a competitive advantage. We note, in this regard, the design goals described in the second paragraph on page 123 which do not appear to be mentioned in your summary. Also, please indicate in your disclosure on page 134 whether the Schett Group case series involved more fully humanized CAR T therapies than the therapies used in the DLBCL indications.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 3 and 118 of the Second Amended DRS in response to the Staff’s comment. The Company further advises the Staff that the Schett Group case series did not involve more fully humanized CAR T therapies than the therapies used in the DLBCL indications and has also revised the disclosure on page 138 accordingly.

KYV-201, an Allogeneic CD19 CAR T-cell Product Candidate, page 2

3.	As requested by comment 2, please indicate whether statistically meaningful conclusions can be drawn at this time from the clinical data referenced in the third paragraph of this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 117 of the Second Amended DRS in response to the Staff’s comment.

Our pipeline and programs, page 3

4.

We note your response to comment 11 and reissue in part. Please revise your pipeline tables on pages 3 and 115 to disclose the undisclosed indication for your CAR T & Other Approaches program and expand the discussion on page 116 to discuss your research supporting your statement that “the use of antigen-specific T-regs, possibly through use of a CAR, holds promise by enhancing homing to antigen-specific effector T cells or sites of inflammation.” We also note you now depict the clinical progress of two different studies for KYV-101’s lupus nephritis indication in your pipeline table, including a progress bar for approval in Europe. Please revise to remove the individual study progress rows and revert to a single row depicting the overall current phase of development for the program as it appears from your disclosure that you are not currently pursuing regulatory approval in Europe but only conducting clinical trials in Europe. Revise to include a footnote disclosing that KYV-101’s Fast Track designation in lupus nephritis does not assure that you will experience a faster development process, regulatory review or regulatory approval process compared to conventional FDA procedures as you disclose on page 58.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 3, 4, 116, 118, 119, 125 and 142 of the Second Amended DRS in response to the Staff’s comment. The Company further notes that, as disclosed on pages 4, 52, 53, 118 and 132 of the Second Amended DRS, the Company is pursuing regulatory approvals in Europe, and has a clinical trial for lupus nephritis currently enrolling in Germany.

5.	We note your revised disclosure in response to comment 13. For the study you reference, please clarify what models were used for the in vivo comparisons, for example, mice or humans.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 127 of the Second Amended DRS in response to the Staff’s comment.

Systemic Sclerosis (SSc) Disease Overview, page 129

6.

We note your revisions in response to comment 15. Please continue to revise to discuss the clinical development of KYV-101 for systemic sclerosis. Disclose the trial design, number of patients, and primary and secondary endpoints.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 134 of the Second Amended DRS in response to the Staff’s comment.

Notes to Financial Statements

6. Significant Agreements, page F-16

7.

We note your response to prior comment 25 and the revised disclosure. Please revise to clarify whether the entire amount is now due upon the consummation of a qualified financing. Also, clarify the disclosure on page 100 for when the $6.3 million is due.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 100 and F-18 of the Second Amended DRS in response to the Staff’s comment.

Please do not hesitate to contact Jeffrey Hartlin at (650) 320-1804 or Samantha Eldredge at (650) 320-1838 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

Paul Hastings LLP

cc:	Peter Maag, Ph.D.

Kyverna Therapeutics, Inc.

Jeffrey Hartlin, Esq.

Paul Hastings LLP

Samantha Eldredge, Esq.

Paul Hastings LLP

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